

Commodities: the what, why and how

What are commodities?

Commodities are goods that are typically used as inputs in the production of other goods and services. They are usually produced in large quantities by many independent producers. Commodity prices are determined, in large part, by supply and demand interactions in the global marketplace. Supply and demand conditions may be influenced by factors like the weather, geo-political events, and supply-side shocks (e.g., wars, hurricanes).

Some examples of commonly traded commodities are energy products like oil and natural gas; metals like gold, copper and nickel; and agricultural products like wheat, coffee, and lean hogs.

Why may commodities be an attractive addition to a portfolio?

Benefits of investing in commodities

↘ **Diversification** – Commodity returns have historically had low or negative correlations with the returns of other major asset classes, and may be used to diversify a portfolio. All else being equal, diversified portfolios with low aggregate correlation tend to have lower volatility of returns. Therefore, diversification may improve risk-adjusted returns.

Commodities may react differently from stocks and bonds in various economic and geo-political situations, enhancing risk-adjusted returns and reducing the overall volatility of a portfolio. Figure 1 at right shows the correlations of the LBCI Pure Beta Total Return with common equity and bond market benchmarks (the S&P 500 TR Index and the Lehman Brothers US Aggregate Bond TR Index). The commodities index shows low positive correlation and low negative correlation with the two indices, respectively.

↘ **Inflation protection** – Changing macroeconomic factors (like inflation) tend to impact commodities differently from other financial assets. Input prices rise in tandem with the prices of goods and services, while stocks and bonds tend to decline as rising prices put pressure on the economy and lower the value of future cash flows. Figure 2 at right shows the degree of correlation between the returns of commodity, equity and bond market indices, and the changes in the US Consumer Price Index (CPI). Changes in the CPI reflect inflation levels.

Figure 1. Correlation of Select Indices with LBCI Pure Beta Index



S&P 500 TR Index/ LBCI Pure Beta TR Index — 8.83%
LB US Aggregate TR Index/ LBCI Pure Beta TR Index — -4.60%

Source Bloomberg, Lehman Analysis. Data from January 2001 to January 2008.

Figure 2. Correlation of Select Indices with the Consumer Price Index (CPI)



LBCI Pure Beta TR Index/CPI — 17.78%
S&P 500 TR Index/CPI — -14.41%
LB US Aggregate TR Index/CPI — -16.59%

Source Bloomberg, Lehman Analysis. Data from January 2001 to January 2008.

The historical correlations of commodities relative to other major asset classes shown above may not be indicative of future correlations. The information furnished herein is provided as a matter of information only, and you should not regard the information as necessarily indicative of the future performance of commodities relative to other major asset classes. Future correlations may be greater or less than those experienced in the past.

As the LBCI Pure Beta was launched on October 10, 2007, the Index has little trading history, and limited actual historical information on the performance of the level of the Index is available. Historical performance information for the LBCI Pure Beta is based on (a) hypothetical daily historical levels for the Index from January 31, 2001, to October 10, 2007, calculated based on a level for the Index that was set to 100 on June 30, 2006 (to correspond to the initial levels of the general LBCI, which was set to 100 as of that date), and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the relevant Index Contracts, and (b) actual daily historical levels for the Index from October 10, 2007 to December 31, 2007.

Neither the hypothetical nor actual historical levels of the Index are indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be. Fluctuations in the hypothetical or actual historical levels of the Index may be greater or less than fluctuations experienced by the holders of the notes.

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LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

↘ **Historical relationship with global macroeconomic growth** – Commodity returns have historically shown positive correlation with global economic growth. Figure 3 at right shows the relationship between commodity prices (represented by the LBCI Pure Beta Total Return) and World Real Gross Domestic Product (GDP) growth from 2001 onwards. Therefore, exposure to commodities through a diversified index may be an effective tool to implement a global macroeconomic view.

↘ **Hedge against event risk** – Geopolitical events like wars and supply disruptions due to natural disaster like hurricanes, droughts, and floods may impact the supply of, and increase the demand for, certain commodities. Including commodities in a portfolio may act as a potential hedge against certain types of event risk.

Figure 3. World GDP vs LBCI Pure Beta Index



— LBCI Pure Beta Total Return Index
— World Real GDP

Source World Bank, Bloomberg, Lehman Analysis. Data from January 2001 to January 2008.

Risks and Considerations of Investing in Commodities

↘ **Volatility** – Commodities are consumption assets as well as investment assets. This makes them prone to higher volatility – for instance, supply shocks can be exacerbated by speculative investments in a commodity in anticipation of rising prices.

↘ **Regulatory, economic and geopolitical risks** – Commodity prices are susceptible to a variety of factors, including the weather, political climate, trade policy, and interest rates, and may show high levels of volatility.

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LEHMAN BROTHERS



How can investors gain exposure to commodities?

Principal ways to invest in commodities

↘ **Physical ownership** – Commodities can be inventoried for later use or price speculation. While large businesses that use a given commodity as an input might prefer this method, there are associated storage, transportation and carrying costs which must be considered.

↘ **Investing in commodity-sensitive equities** – This investment method is based on the premise that commodity prices most directly affect revenues and profits of these companies and that an appreciation in commodity prices would get reflected in the stock performance. For instance, an investor can purchase stocks of mining or energy companies to gain exposure to energy prices.

↘ **Futures market** – The investor can enter into agreements to buy or sell a commodity at a specified price, with delivery on a future date. The futures market is highly volatile and can prove risky for investors who lack experience in trading these instruments. Commodity futures are traded on the NYMEX, CBOT and LME, among others.

↘ **Commodity index-based products** – Investors can take views on the commodity market through instruments linked to commodity indices, like the LBCI (Lehman Brothers Commodity Index), LBCI Pure Beta Index, GSCI (Goldman Sachs Commodity Index), or the Dow Jones AIG Index. Instruments linked to broad-based indices offer investors exposure to a variety of commodity underlyings via a single transaction, and may provide a diversification advantage.

↘ **Structured products** – Notes structured with payments linked to an underlying commodity or commodity index.

Additionally, most of the above methods of investing in commodities may involve fees or other costs that may cause returns to differ from changes in prices of the relevant commodities.

Challenges in gaining commodities exposure

↘ **It may prove challenging to invest in commodities** – Physical ownership of the commodity itself is cumbersome, and there are associated storage, transportation and carrying costs, which reduce the attractiveness of physical ownership for investors who want exposure just to price movements. Not all investors may be qualified to invest directly in futures contracts. Also, the futures buyer runs the risk of physical delivery of the underlying.

Commodity - sensitive stocks may not track underlying commodity prices accurately and are at best an indirect way of investing in commodities. Also, investing in these stocks would involve taking on management and execution risks, to which an investor may not want exposure.

Therefore, it may be difficult for investors to create a diversified commodities portfolio using traditional methods.

Exchange Traded Notes linked to commodity indices

Exchange Traded Notes (ETNs) are designed to track market indices, and provide investors access to asset classes, like commodities, that have historically been relatively difficult to access. They are debt securities of the issuer and are subject to issuer credit risk.

ETNs are traded on securities exchanges, and can be bought and sold like other exchange-traded securities such as stocks. Additionally, investors may choose to sell the ETNs back to the issuer for a cash payment equal to the applicable indicative value (subject to minimum size requirements).

ETNs provide investors a relatively cost-effective alternative to gain exposure to the commodities market through a diversified commodities index. To learn more about Exchange Traded Notes, please see the 'Education' section of the OptaETN.com website.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

Important Disclosures

As the LBCI Pure Beta Index was launched on October 10, 2007, the Index has little trading history, and limited actual historical information on the performance of the level of the Index is available. Historical performance information for the LBCI Pure Beta Index is based on (a) hypothetical daily historical levels for the Index from January 31, 2001, to October 10, 2007, calculated based on a level for the Index that was set to 100 on June 30, 2006 (to correspond to the initial levels of the general LBCI, which was set to 100 as of that date), and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the relevant Index Contracts, and (b) actual daily historical levels for the Index from October 10, 2007 to December 31, 2007.

Neither the hypothetical nor actual historical levels of the Index are indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be. Fluctuations in the hypothetical or actual historical levels of the Index may be greater or lesser than fluctuations experienced by the holders of the notes.

An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

Provided by
LEHMAN BROTHERS





Opta℠ Exchange Traded Notes

EOH:AMEX

Opta Lehman Brothers Commodity Index Pure Beta Agriculture Total Return ETN

FACT SHEET

Created on February 18, 2008 | Page 1

DETAILS ABOUT EOH

Ticker	EOH
Intraday Indicative Value Ticker	EOH.IV
Bloomberg Index Ticker	LPAGTR
CUSIP Number	52522L749
Inception Date	February 20, 2008
Exchange	AMEX
Annualized Investor Fee	0.85%

MARKET DATA

AS OF N/A

Closing Price	N/A
Net Change	N/A
Percent Change	N/A
Average Volume	N/A
Market Capitalization	N/A

ISSUER REDEMPTION

Frequency	Daily
Redemption Value	Closing IIV*
Minimum Redemption Size	50,000 notes

*Closing IIV on Valuation Date

ISSUER DETAILS

Issuer Name	Lehman Brothers Holdings Inc.
S&P Rating	A+
Moody's Rating	A1
Fitch Rating	AA-

The Intraday Indicative Value at closing for any trading day (IIV) is meant to approximate the intrinsic economic value of an Opta ETN, and is the price at which the Issuer stands ready to repurchase the ETNs on a daily basis (subject to a minimum size requirement of 50,000 notes. Please see the relevant prospectus for details.) The ETN IIV is calculated as follows:

Intraday Indicative Value = Principal Amount per ETN * (Current Index Level/ Initial Index Level) * Fee Factor

Where:

Principal Amount per ETN = $50
Fee Factor = (1 – Annualized Fee) ^ (Number of Days since Inception/365)

The Opta ETNs are not rated, but rely on the credit rating of their Issuer, Lehman Brothers Holdings Inc. These credit ratings reflect the creditworthiness of Lehman Brothers Holdings Inc. and are not recommendations to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

The **Opta Lehman Brothers Commodity Index Pure Beta Agriculture Total Return ETN** is a senior, unsecured debt security issued by Lehman Brothers Holdings Inc. The ETN tracks the Lehman Brothers Commodity Index Pure Beta Agriculture Total Return which is the agricultural-only element of the Lehman Brothers Commodity Index Pure Beta Total Return. The index provides exposure to agricultural commodities, which represent one of the four main segments of the raw materials market. ETN returns are based on the performance of the index, less investor fees. The ETN will be available to investors on the American Stock Exchange (AMEX).

INDEX 5 YEAR PERFORMANCE[1]

— Lehman Brothers Commodity Index Pure Beta Agriculture Total Return
— S&P 500 Index
— Lehman Aggregate Bond Index
Return (%)
150
125
100
75
50
25
Apr
Jul
Oct
Jan
Apr
Jul
Oct
Jan
Apr
Jul
Oct
Jan
Apr
Jul
Oct
Jan
Apr
Jul
Oct
Jan
2003
2004
2005
2006
2007

ANNUALIZED RETURNS

	Annualized Returns 1 Year	3 Year	5 Year	Standard Deviation[3]	Correlation to LPAGTR[3]
Lehman Brothers Commodity Index Pure Beta Agriculture Total Return (LPAGTR)	**59.46%**	**28.56%**	**19.78%**	**21.45%**	**100.00%**
Dow Jones-AIG Commodity Index Total Return	24.83%	15.37%	14.01%	14.18%	51.78%
S&P 500 Index Total Return	-5.56%	5.68%	12.12%	11.44%	4.13%
Lehman Brothers U.S. Aggregate Index Total Return	7.03%	4.53%	4.51%	3.53%	4.16%

[1]Source: Reuters Datascope Equities and Lehman Brothers Inc.
[2]All indices reflect Total Return, including reinvested dividends when applicable, except where otherwise stated in the index name.
[3]Based on total monthly returns annualized over a 5 year period.

As the Lehman Brothers Commodity Index Pure Beta Agriculture Total Return was launched on October 10, 2007, the Index has little trading history, and limited actual historical information on the performance of the level of the Index is available. Historical performance information for the Lehman Brothers Commodity Index Pure Beta Agriculture Total Return is based on (a) hypothetical daily historical levels for the Index from January 31, 2001, to October 10, 2007, calculated based on a level for the Index that was set to 100 on June 30, 2006 (to correspond to the initial levels of the general LBCI, which was set to 100 as of that date), and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the relevant Index Contracts, and (b) actual daily historical levels for the Index from October 10, 2007 to December 31, 2007. Neither the hypothetical nor actual historical levels of the Index are indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be. Fluctuations in the hypothetical or actual historical levels of the Index may be greater or less than fluctuations experienced by the holders of the notes.

An investment in an Opta ETN entails certain risks not associated with an investment in conventional debt securities. See "Risk Factors" in the Series I MTN prospectus supplement and the applicable ETN prospectus. In addition, the notes are subject to the further specific risks discussed in the applicable ETN prospectus.

Performance data quoted represents past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that the ETNs, when redeemed, or sold, or at maturity, may be worth more or less than their original cost. In addition to the annual fees, current performance may be lower or higher than the performance data quoted.

An investor should consider an ETN's investment objectives, risks, fees and expenses carefully before investing. You may get this information and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. Please read it carefully before making an investment.

Provided by LEHMAN BROTHERS

Please see important information on page 2. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.





EOH:AMEX

Opta Lehman Brothers Commodity Index Pure Beta Agriculture Total Return ETN

The Lehman Brothers Commodity Index Pure Beta Agriculture Total Return is a commodities index focused on agriculture. This second generation index is designed to track agriculture "spot" returns, and may generate greater returns than first-generation indices. The returns of the index reflect the returns of the underlying agricultural commodities futures contracts (plus the return on invested cash). The index is currently composed of eight futures contracts broken down into grains (corn, soybean meal, soybean oil, soybeans, and wheat) and softs (coffee, cotton, and sugar).

The Lehman Brothers Commodity Index Pure Beta Agriculture Total Return uses liquidity and open interest to select index constituents. This is because the most actively-traded futures contracts may best convey recent production patterns and expectations of future production levels, commodity consumption, and potential storage concerns. The index is passively managed; this means that index constituents are selected and weighted based on pre-determined rules. Unlike the majority of first-generation commodity indices, the Lehman Brothers Commodity Index Pure Beta Agriculture Total Return attempts to select futures contracts that best reflect underlying commodity returns.

INDEX TOP HOLDINGS

Holding	Allocation
Soybeans	40%
Sugar	18%
Soybean Meal	11%
Corn	10%
Soybean Oil	7%
Wheat	7%
Coffee	4%
Cotton	3%

INDEX ALLOCATION

Grains	74%
Softs	26%

Both Index Holdings and Sector Allocations are updated daily, and refer to the latest index rebalance.

Source: Lehman Brothers Inc.

Index holdings and sector allocations are subject to change in accordance with Lehman Brothers Commodity Index Pure Beta's published index weighting rules, and are rounded to the nearest whole number.

Important Information

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the pricing supplement dated February 14, 2008 and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Not FDIC Insured • No Bank Guarantee • May Lose Value

Provided by LEHMAN BROTHERS

 Exchange Traded Notes

Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

What are Exchange Traded Notes?

Opta exchange traded notes (ETNs) are senior, unsecured debt securities issued by Lehman Brothers Holdings Inc. (the "Issuer"). They are designed to track the performance of market indices (net of investor fees) and allow investors to gain exposure to such indices with relative ease.

ETNs are listed on major U.S. exchanges and can be traded like any other listed security.

There are important differences between exchange traded notes (ETNs), exchange traded funds (ETFs), and index mutual funds (see "ETNs vs Comparable Instruments" on page 3).

ETN Returns

Opta ETN returns are tied to the performance of an index (e.g., the Lehman Brothers Commodity Index Pure Beta Total Return or the S&P Listed Private Equity Index Net Return).

Exposure to underlying index

↘ ETN investors receive exposure to the performance of the underlying index. Upon sale, redemption, or maturity of the ETN, the investor receives a cash payment that reflects the performance of the underlying index (net of investor fees).

↘ Since ETNs are exchange-traded instruments investors may be able to trade them through a brokerage account, just like exchange-listed stocks. There is no guarantee though that an active and liquid trading market will develop for all ETNs.

Distributions and investor fees

↘ Typically, there are no periodic coupon payments or cash distributions on ETNs prior to maturity or sale.

↘ The Issuer charges investor fees that accrue over the term of the ETN (see the relevant prospectus for details on how investor fees are calculated).

Investment Mechanics

The "Offerings" section of this website provides investors with an overview of the Opta ETN family, as well as current secondary market data and printer-friendly ETN fact sheets that are updated to show daily performance (as of market close).

Investing in ETNs

ETNs are securities listed and traded on major U.S. exchanges. They are quoted under their respective ticker symbols just like any other exchange-traded security.

Liquidation

There are three ways in which investors can liquidate an ETN investment:

↘ sell the ETNs on an exchange during trading hours. ETNs can be traded through a brokerage account.

↘ they may require the Issuer to redeem (buy back) the ETNs for a cash payment equal to the applicable Indicative Value (subject to minimum size requirements)

↘ hold the ETNs until maturity and realize a return (or loss) on investment

In each case, the cash proceeds to be received by the investor will be subject to the performance of the underlying index (net of investor fees).

Short Selling

Investors are allowed to short an ETN on both an up-tick and a down-tick. Securities must be borrowed before they can be sold short.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

Advantages of Opta ETNs

↘ Access
Opta ETNs can offer investors exposure to market sectors and investment strategies that may be difficult to achieve with other investment alternatives. ETNs are not subject to some of the investment restrictions that may affect registered investment companies (RICs), including mutual funds and most exchange-traded funds (ETFs).

For instance, because mutual funds and many ETFs face restrictions when investing directly in commodity futures contracts, their ability to provide investors exposure to commodities is limited. ETFs that access commodities indirectly may incur increased costs. ETNs do not face similar restrictions, providing an efficient means to gain exposure to difficult-to-access asset classes in a portfolio.

↘ Price Transparency
ETNs are designed to provide returns linked to the performance of an underlying index, net of investor fees. In most cases, the underlying index level and corresponding ETN Indicative Value are published throughout the trading day. Investors can access this information through market data services such as Bloomberg and Reuters, and also on the "Opta ETNs Market Data" section of the OptaETN.com website.

↘ Liquidity
Investors can sell their ETNs on an exchange at market price or require the Issuer to redeem (buy back) the ETNs for a cash payment equal to the applicable Indicative Value (subject to minimum size requirements).

↘ Tracking Error
ETN Issuers are obligated to deliver the index performance less fees (upon redemption or maturity), whereas tracking error in ETFs and index mutual funds is borne by investors.

Select Considerations Related to the Opta ETNs[1]

↘ Issuer Credit Risk
Opta ETNs are senior, unsecured, debt securities issued by Lehman Brothers Holdings Inc. and are not rated separately from the Issuer. Any payment is subject to the Issuer's capacity to pay. An investment in the ETNs does not reflect an ownership interest in any class of asset comprising the applicable index to which the ETNs are linked.

↘ Market Risk
ETN investors are exposed to changes in the index to which the ETN is linked. Opta ETNs are structured to reflect the appreciation or depreciation of linked indices in their trading price. In the unlikely event the underlying index level approaches zero, the ETN trading price could theoretically go to zero or trigger a forced redemption.

↘ Liquidity Risk
Even though they are listed on major U.S. exchanges, there is not guarantee that an active and liquid trading market will develop for all ETNs.

↘ Investor Fees
The Issuer charges investor fees that accrue through the term of the ETN. As a result, the return of the ETN will be lower than the return of the underlying index (please refer to the relevant prospectus for details on how investor fees are calculated).

↘ Interim Payments
Typically, Opta ETNs do not provide for any periodic payments or cash distributions until sale, redemption, or maturity.

↘ Tax Treatment
There may be legislative or other regulatory changes pending related to the tax treatment of an ETN investment. Please see the "Legal, Regulatory and Tax Aspects" section of the OptaETN.com website.

---

[1] An investment in ETNs involves significant risks. Some of those risks are summarized here, but we urge you to read the more detailed explanation of risks relating to the specific ETN in the relevant prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers before you consider investing in ETNs.

Provided by
LEHMAN BROTHERS



Opta ETNs Versus Comparable Instruments

Shown below is a comparison of ETNs to other investment vehicles. We compare ETNs to ETFs and index mutual funds because all three instruments provide exposure to an index.

	EXCHANGE TRADED NOTES (ETNs)	EXCHANGE TRADED FUNDS (ETFs)	OPEN-ENDED INDEX MUTUAL FUND[1]
ISSUANCE TYPE	SEC-registered debt security	Registered Investment Company	Registered Investment Company
OWNERSHIP	Senior unsecured debt securities of the Issuer	Represents a stake in the underlying assets	Represents a stake in the underlying assets
CREDIT RISK	Subject to the Issuer's capacity to pay	N/A	N/A
LIQUIDITY	Via an exchange (intraday), or *cash* repurchase by Issuer (daily)[2]	Via an exchange (intraday), or *in-kind* redemption by the Issuer (daily)[2]	Only via sale at the market-close NAV (daily)
TRACKING ERROR	ETN Issuers are obligated to deliver the index performance less fees in cash (upon redemption or maturity)	Fund manager obligated to deliver NAV less fees upon redemption	Fund manager obligated to deliver NAV less fees upon sale
ANNUAL FEES[3]	0.40% - 1.25%	0.14% - 0.82%	0.01% - 1.59%
PRICING	Intraday	Intraday	End-of-day NAV
MATURITY	Typically 15 to 30 years	N/A (perpetual)	N/A (perpetual)

[1] Open-ended mutual funds

[2] Repurchases are subject to minimum size requirement

[3] Source: Strategic Insight December 31, 2007. Fees represent 5th to 95th percentile range of entire ETF and Index Mutual Fund universe. ETN fee range reflects the range of all currently-available ETNs

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

Legal, Regulatory and Tax Aspects

↘ Opta ETNs are Registered Debt Securities

Opta ETNs are senior, unsecured debt securities issued by Lehman Brothers Holdings Inc. ETN investments do not represent ownership interests in the underlying assets but instead are backed by the credit of the Issuer.

↘ ETNs are Treated Differently From Registered Investment Companies

Registered investment companies (RICs) (including mutual funds and most ETFs) are limited in terms of the instruments, sectors and strategies in which they can invest. For example, they are limited in their ability to take positions in commodity futures contracts. Therefore, it may be relatively inefficient to gain exposure to asset classes like commodities through funds.

As registered securities, ETNs are not subject to similar restrictions and provide investors exposure to sectors that are otherwise difficult to access.

↘ US federal income tax treatment[2]

Although significant aspects of the federal income tax treatment of an investment in Opta ETNs are uncertain, the Issuer intends to treat them as cash-settled financial contracts linked to the underlying index. Assuming this treatment is correct, investors should recognize capital gain or loss at maturity or at the time of sale or redemption of the ETNs. This is calculated as the difference between the amount received upon liquidating an ETN position and the investor's tax basis in the ETN.

There may be pending legislative or regulatory changes that could affect the tax treatment of an ETN investment. You should consult your own tax advisor before investing in ETNs.

IRS Circular 230 Disclosure:
Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

[2] Lehman Brothers does not provide tax advice. Please consult your tax advisors.

Provided by
LEHMAN BROTHERS



An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

Exchange Traded Notes Investing Pointers

↘ **Opta means access**

Opta ETNs give you the opportunity to diversify into asset classes and strategies that traditionally may have been difficult to access.

↘ **Opta means convenience**

Opta ETNs will be traded on major U.S. exchanges and offer a convenient way to gain exposure to various asset classes. Ease of investing provides flexibility as you strive to achieve your financial goals.

↘ **Opta means simplicity**

Opta ETNs are designed to transparently track indices so you know exactly how your investments are performing. Opta ETNs are simple yet powerful tools to help you build a diversified portfolio.

↘ **Correlation and your portfolio choices**

Correlation measures the strength of the relationship between the respective performances of two asset classes. Investing in an asset class that has a low correlation to the other investments in your portfolio enhances diversification.

↘ **Protect your investment returns against inflation**

Inflation may negatively affect the real returns of your portfolio. Also, equity and fixed income instruments tend to perform poorly during periods of high inflation. Commodity prices, in contrast, tend to move in tandem with rising inflation. Therefore, adding commodity exposure to a portfolio may hedge some of its inflation risk.

↘ **Benefits of investing in commodities through an index**

Ease of Access: Allow investors to gain easier access to the commodity markets without having to enter into the futures market.

Diversification: Diversified indices represent a varied basket of commodities that rebalance periodically to maintain broadly consistent exposure to specified commodities or sectors over time.

↘ **Lower Index Tracking Error**

Tracking error arises when the return of an investment is different from the return of the index it is intended to track. ETNs may have lower index tracking error than ETFs and index mutual funds.

↘ **ETNs provide efficient access**

ETFs and index mutual funds may be subject to restrictions in their investments. ETNs are not bound by the same restrictions and offer investors more efficient access to market sectors and investment strategies that may be otherwise difficult to reach.

↘ **ETNs are listed securities**

ETNs are bought and sold in the secondary market and can be traded through most standard brokerage accounts.

The market trading price of an ETN is available throughout the trading day from financial data providers. Trading prices of Opta ETNs will be available on our website at www.OptaETN.com under "Offerings".

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

The Opta Exchange Traded Notes Family

↘ **Access**
Opta ETNs give you the opportunity to diversify into asset classes and strategies that traditionally may have been difficult to access.

↘ **Convenience**
Opta ETNs will be traded on major U.S. exchanges and offer a convenient way to gain exposure to various asset classes. Ease of investing provides flexibility as you strive to achieve your financial goals.

↘ **Simplicity**
Opta ETNs are designed to transparently track indices so you know exactly how your investments are performing. Opta ETNs are simple yet powerful tools to help you build a diversified portfolio.

The Opta ETN Family

Opta exchange traded notes (ETNs) are a simple and convenient way of diversifying an investment portfolio. They are designed to track the performance of various market indices and can be conveniently traded through a brokerage account.

Available Exchange Traded Notes

Opta LBCI Pure Beta Total Return Index ETN

RAW:AMEX

The Opta LBCI Pure Beta Total Return ETN is designed to track the performance of the LBCI Pure Beta Total Return, a diversified commodities index. The ETN provides exposure to energy, metals, agriculture and livestock — the four main segments of the raw materials market.

Opta LBCI Agriculture Pure Beta Total Return Index ETN

EOH:AMEX

The Opta LBCI Pure Beta Agriculture Total Return ETN is designed to track the performance of the LBCI Pure Beta Agriculture Total Return, a commodities index focused on agriculture. The ETN provides exposure to grains (corn, soybean meal, soybean oil, soybeans, and wheat) and softs (coffee, cotton, and sugar).

Opta S&P Listed Private Equity Index® Net Return ETN

PPE:NYSE

The Opta S&P Listed Private Equity Index Net Return ETN provides investors exposure to listed private equity companies which are diversified across regions and industry sectors. It is linked to the S&P Listed Private Equity Index Net Return, which is comprised of 30 leading listed private equity companies whose primary business is private equity investing (excluding real estate income and property trusts).

Provided by
LEHMAN BROTHERS



An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

Provided by
LEHMAN BROTHERS



Frequently Asked Questions

ETN Basics

↘ **What are ETNs?**

Exchange traded notes (ETNs) are senior, unsecured debt securities of an issuer. They are designed to track indices (net of investor fees) and allow investors to gain exposure to such indices with relative ease.

ETNs are listed on exchanges and can be traded through a brokerage account like any other listed security.

↘ **What advantages do ETNs have over ETFs and index mutual funds?**

- Access – ETNs can offer investors access to market sectors and investment strategies that may be difficult to reach through ETFs, index mutual funds or other investment strategies.
- Efficiency – ETFs and index mutual funds may be subject to restrictions in their investments. ETNs are not bound by the same restrictions and may, therefore, be a more efficient method to get exposure to certain investments.
- Less tracking error – ETNs may have less tracking error compared to ETFs and index mutual funds.

↘ **Why do ETNs have a lower tracking error than ETFs?**

ETN issuers are obligated to deliver the index performance less fees (upon redemption or maturity), whereas tracking error in ETFs and index mutual funds is borne by investors.

↘ **What asset classes do Opta ETNs cover?**

Opta ETNs track a variety of indices in different asset classes, e.g., the LBCI Pure Beta Index (commodities) and the S&P Listed Private Equity Index. ETNs covering other asset classes and strategies are currently in development. New product announcements will be posted on the OptaETN.com website.

Trading ETNs

↘ **Where can I buy ETNs?**

As ETNs are exchange-traded securities, they can be bought and sold in the secondary market just like exchange-listed stocks. They can be traded through most standard brokerage accounts.

↘ **Is there a minimum investment requirement for Opta ETNs?**

The smallest investment unit is a single ETN. In most cases, the original issue price is $50, although any subsequent issues would be at the then-current Indicative Value.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

↘ **What is an ETN's indicative value? How is it calculated?**

In addition to being able to trade ETNs on an exchange, investors also have the option to require the Issuer to redeem (buy back) large blocks of ETNs on a daily basis. The Indicative Value is meant to approximate the intrinsic economic value of an Opta ETN, and is the price at which the Issuer stands ready to redeem (buy back) the ETNs (subject to a minimum size requirement; please see the relevant prospectus for details). The ETN Intraday Indicative Value (IIV) is calculated as follows:

Intraday Indicative Value = Principal Amount per ETN* (Current Index Level/Index Level at Inception) * Fee Factor

Where:
Principal Amount per ETN = $50
Fee Factor = (1- Annual Investor Fee) ^ (Number of days elapsed since inception/365)

↘ **What determines the market trading price of an ETN? How is this different from the ETN's indicative value?**

The market trading price is the price quoted on an exchange for an ETN and is ultimately dictated by supply and demand for the security. The trading price of an ETN may vary from its Indicative Value. The market trading price of Opta ETNs is generally expected to track the Indicative Value due in part to the ability of investors to require the Issuer to redeem (buy back) ETNs for a cash payment equal to the applicable Indicative Value on a daily basis (subject to minimum size requirements). There is however no guarantee that this will be the case as the market trading price may be affected by numerous factors, including the Issuer's credit rating.

↘ **Where can an investor find the Indicative Value and trading price of Opta ETNs?**

In most cases the Intraday Indicative Value (IIV) is calculated and disseminated every 15 seconds during the trading day and is available from the relevant exchanges, financial data services (e.g., Bloomberg and Reuters), and the "Opta ETNs Market Data" section of the OptaETN.com website (displayed with a 20 minute minimum delay).

The market trading price varies during trading hours and is available from the relevant exchanges and financial data services.

ETN Mechanics

↘ **What is the minimum size required for an investor to require the Issuer to redeem (buy back) the ETNs?**

Investors may exercise their option to require the Issuer to redeem (buy back) large blocks (typically a minimum of 50,000 Notes) of a particular Opta ETN. Please refer to the relevant prospectus for details regarding the procedure and any applicable charges.

↘ **Does an ETN investment represent a holding in the tracked index?**

ETNs do not represent a direct holding in the underlying securities of an index. They are senior, unsecured debt securities and are backed by the credit of the Issuer. However, ETNs are designed to track indices (net of investor fees) and allow investors to conveniently gain exposure to various asset classes. ETN performance is linked to the underlying Index performance because the Issuer stands ready to redeem (buy back) the ETNs at Indicative Value for cash on a daily basis (subject to certain minimum size requirements).

Provided by
LEHMAN BROTHERS



↘ **Do ETNs carry a credit rating? Is the Indicative Value affected by a change in the Issuer's credit rating?**

Opta ETNs are not rated separately from the Issuer, but are backed by the credit of Lehman Brothers Holdings Inc. The intraday Indicative Value of the ETNs is deter mined solely by the level of the underlying index and the investor fees. However, market trading prices may be impacted by a change in the Issuer's credit rating.

Provided by
LEHMAN BROTHERS



Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

Provided by
LEHMAN BROTHERS





Opta[SM] Exchange Traded Notes

PPE:NYSE ARCA

Opta S&P Listed Private Equity Index Net Return ETN

FACT SHEET

DETAILS ABOUT PPE

Ticker	PPE
Intraday Indicative Value Ticker	PPE.IV
Bloomberg Index Ticker	SPLPEQNT
CUSIP Number	52522L756
Inception Date	February 20, 2008
Exchange	NYSE Arca
Annualized Investor Fee	0.75%

MARKET DATA

AS OF N/A

Closing Price	N/A
Net Change	N/A
Percent Change	N/A
Average Volume	N/A
Market Capitalization	N/A

ISSUER REDEMPTION

Frequency	Daily
Redemption Value	Closing IIV*
Minimum Redemption Size	50,000 notes

*Closing IIV on Valuation Date

ISSUER DETAILS

Issuer Name	Lehman Brothers Holdings Inc.
S&P Rating	A+
Moody's Rating	A1
Fitch Rating	AA-

The Intraday Indicative Value at closing for any trading day (IIV) is meant to approximate the intrinsic economic value of an Opta ETN, and is the price at which the Issuer stands ready to repurchase the ETNs on a daily basis (subject to a minimum size requirement of 50,000 notes. Please see the relevant prospectus for details.) The ETN IIV is calculated as follows:

Intraday Indicative Value = Principal Amount per ETN * (Current Index Level/ Initial Index Level) * Fee Factor

Where:

Principal Amount per ETN = $50
Fee Factor = (1 – Annualized Fee) ^ (Number of Days since Inception/365)

The Opta ETNs are not rated, but rely on the credit rating of their Issuer, Lehman Brothers Holdings Inc. These credit ratings reflect the creditworthiness of Lehman Brothers Holdings Inc. and are not recommendations to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

The **Opta S&P Listed Private Equity Index Net Return ETN** is a senior, unsecured debt security issued by Lehman Brothers Holdings Inc. The ETN tracks the S &P Listed Private Equity Index Net Return, which is comprised of the stocks of 30 leading private equity companies that meet size, liquidity, exposure and activity requirements. The ETN provides investors exposure to the listed equity of private equity companies, with holdings diversified across regions and industry sectors. ETN returns are based on the performance of the index (which includes dividends paid on the components, less applicable withholding taxes) and investor fees. The ETN will be available to investors on the NYSE Arca.

INDEX 5 YEAR PERFORMANCE[1]

S&P Listed Private Equity Index Net Return
S&P 500 Index
Lehman Aggregate Bond Index
Return (%)
125
100
75
50
25
Apr 2003
Jul
Oct
Jan 2004
Apr
Jul
Oct
Jan 2005
Apr
Jul
Oct
Jan 2006
Apr
Jul
Oct
Jan 2007
Apr
Jul
Oct
Jan

ANNUALIZED RETURNS

	Annualized Returns				Correlation
	1 Year	3 Year	5 Year	Standard Deviation[3]	to SPLPEQNT[3]
S&P Listed Private Equity Index Net Return (SPLPEQNT)	**-23.56%**	**6.88%**	**6.88%**	**20.45%**	**100.00%**
S&P 500 Index Total Return	-5.56%	5.68%	12.12%	11.44%	76.40%
Lehman Brothers U.S. Aggregate Index Total Return	7.03%	4.53%	4.51%	3.53%	-1.03%

[1]Source: Reuters Datascope Equities and Lehman Brothers Inc.
[2]All indices reflect Total Return, including reinvested dividends when applicable, except where otherwise stated in the index name.
[3]Based on total monthly returns annualized over a 5 year period.

An investment in an Opta ETN entails certain risks not associated with an investment in conventional debt securities. See "Risk Factors" in the Series I MTN prospectus supplement and the applicable ETN prospectus. In addition, the notes are subject to the further specific risks discussed in the applicable ETN prospectus.

Performance data quoted represents past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that the ETNs, when redeemed, or sold, or at maturity, may be worth more or less than their original cost. In addition to the annual fees, current performance may be lower or higher than the performance data quoted.

An investor should consider an ETN's investment objectives, risks, fees and expenses carefully before investing. You may get this information and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. Please read it carefully before making an investment.

Provided by LEHMAN BROTHERS

Please see important information on page 2.







Opta S&P Listed Private Equity Index Net Return ETN

The S&P Listed Private Equity Index Net Return is a global private equity index. The return of the index reflects the returns of the underlying company stock prices, plus dividends net of applicable withholding taxes. The index is passively managed; this means that index constituents are selected and weighted based on pre-determined rules.

The index is designed to provide tradable exposure to the equity of leading publicly traded private equity companies. Index constituents are selected using both qualitative and quantitative criteria (size, liquidity, exposure and activity requirements). The index is then constructed using a liquidity-driven weighting scheme in an attempt to achieve liquidity in a section of the market that may have few highly liquid securities. The index is rebalanced semi-annually.

INDEX TOP HOLDINGS

Holding	Allocation
American Capital Strategies Ltd	9%
3I Group	7%
Wendel Investissement	7%
The Blackstone Group	6%
SVB Financial Group	6%
Intermediate Capital Group	4%
Allied Capital Corp.	4%
Trans Cosmos Inc	4%
ONEX CORPORATION SV	4%
Eurazeo	4%

INDEX ALLOCATION

United States	46%
United Kingdom	17%
France	11%
Japan	9%
Canada	4%
Germany	4%
Switzerland	3%
Sweden	3%
Belgium	1%
Australia	1%
Italy	1%

Both Index Holdings and Sector Allocations are updated daily, and refer to the latest index rebalance.

Source: S&P Global Thematic / S&P Listed Private Equity Indices

Index holdings and sector allocations are subject to change in accordance with S&P Listed Private Equity Index's published index weighting rules, and are rounded to the nearest whole number.

Important Information

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the pricing supplement dated February 14, 2008 and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

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Exchange Traded Notes from Lehman Brothers

Private Equity: the what, why and how

What is Private Equity?

Private equity firms are in the business of investing in assets that are usually unlisted and illiquid. The "private" in private equity refers to the fact that these firms commonly invest in unlisted companies, which typically cannot be accessed directly through the public stock markets. Also, such unlisted companies are not subject to the reporting requirements of the Securities and Exchange Commission (SEC). Private equity firms usually are unregistered funds or portfolios of funds, which may provide medium-to-long-term funding to non-publicly-traded companies in return for an equity stake. These firms may generate profits when they sell their stake in private companies at a higher price than they originally paid, sometimes by taking the company public or selling to another investor.

Private equity managers often exercise control over the companies in which they invest (either through board membership and/ or management positions), and may implement transformational, active investment strategies in order to try to create more value in the business. Private equity investments can usually be divided into two separate categories: venture capital investing and buyout investing, each representing different spectrums of the life cycle of a company. Venture capital funds invest in companies that are in the early stages of development while buyout funds focus more on mature businesses.

While private equity firms generally invest in non-public companies, the private equity firms themselves may be listed on an exchange. These firms may raise capital in the public markets in one of two ways. The first technique involves offering investors stock that represents an equity share in the management company – this entitles investors to a share of the profit of the firm, including management fees and carried interest. The second approach is offering investors shares directly in a private equity fund itself, which is then invested by the management company.

Why – Private Equity as an asset class

Benefits of Investing in Private Equity

↘ **Long-term historical out-performance** – Although past price performance is not necessarily indicative of future performance, private equity returns have, in recent times, generated higher average returns than traditional investments like stocks and bonds. Figure 1 at right compares performance of the S&P Listed Private Equity Index Net Return (which reflects the returns of listed private equity company stock) with the performance of the S&P 500 TR Index and the Lehman Brothers US Aggregate Bond TR Index.

↘ **Control of business** – As most private equity managers take some form of control over the companies they are buying, the ability of such managers to proactively influence business strategy and operations in the absence of public market scrutiny may enhance performance of the company.

↘ **Diversification** – The inclusion of private equity investments may enhance the diversification of a portfolio. Figure 2 at right shows the correlation between the returns of the S&P Listed Private Equity Index Net Return (which reflects the returns of listed private equity company stock) and the returns of the S&P 500 TR Index and the Lehman Brothers US Aggregate Bond TR Index. Since the private equity index represents the equity shares of listed private equity companies, it has historically shown a higher correlation with the S&P 500 Index. It has a low positive correlation with the fixed income index. Therefore, adding private equity investments to a portfolio that consists primarily of fixed income investments may be particularly effective in enhancing diversification.

Figure 1. Index Performance

— S&P Listed Private Equity Index Net Return
···· S&P 500 Index TR
— Lehman Brothers US Aggregate Bond Index TR
Source Bloomberg; data from November 2003 to December 2007.

Figure 2. Correlation between S&P Listed Private Equity Index and Selected Indices

71.87% S&P 500 TR Index   13.21% LB US Aggregate Bond TR Index

Source Bloomberg, Lehman Analysis; data from November 2003 to December 2007.

The historical correlations of private equity returns relative to other major asset classes shown above may not be indicative of future correlations. The information furnished herein is provided as a matter of information only, and you should not regard the information as indicative of the future performance of private equity relative to other major asset classes. Future correlations may be greater or lesser than those experienced in the past.

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Select Risks and Considerations

↘ **Duration of investments** – The realization of returns on direct private equity investments may require a long-term investment horizon, which can make it difficult for short-term investors to achieve satisfactory returns.

When investing directly in a specific fund (which typically has a finite time-horizon), an investor makes a commitment to ride out the whole investment cycle for such fund – with capital outflows concentrated in the beginning, and distributions toward the latter half. An investor in the stock of a listed private equity company, on the other hand, may gain exposure to a portfolio of funds, which are invested in assets at different points of the investment cycle.

↘ **Illiquidity** – The assets of private equity funds are typically less liquid than traditional public equity investments, and therefore an investor who invests directly into the fund has very limited or no ability to withdraw the investment during the fund's life. Investing in the stock of listed private equity companies may provide a more liquid means of getting exposure to the asset class.

↘ **Tax treatment** – There may be legislative action that would affect the taxability of private equity investments. Investors should consult their tax advisor.

↘ **Assessment of manager quality** – As a result of the active investment style and the confidentiality of much of the investment information involved, assessing the relative merits of different private equity fund managers is comparably more complex than benchmarking quoted fund managers.

How- investing in Private Equity

↘ **Direct Investment** – Private equity funds are set up by managers, or General Partners (GPs), and these funds collect capital to make private equity investments. Investors in these funds, or Limited Partners (LPs), receive a percentage of the return of the investment while paying annual management and performance fees.

Investors can invest directly into private equity funds and become Limited Partners of the fund. Typically, however, there is a high minimum investment requirement, and the number of investors taken on board is very limited.

↘ **Listed Private Equity** – An increasingly large number of private equity firms have begun to tap into public markets as a source of capital to invest in new opportunities. In doing so, private equity firms also acknowledge investor requirements for liquidity and transparency. The stocks of listed private equity firms trade on stock exchanges, like common stock, and are subject to local reporting requirements.

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 Opta SM Exchange Traded Notes

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Following are some of the important differences between a listed private equity investment and a direct investment in a private equity fund:

	DIRECT INVESTMENT IN PRIVATE EQUITY FUND	INVESTMENT IN LISTED PRIVATE EQUITY STOCK
NATURE OF INVESTMENT	Any returns reflect investments in the current fund only. Direct private equity investments are long - term in nature. The investor chooses to commit capital to a particular fund of a private equity firm, and then holds the investment for a fairly long time before receiving any distributions. The profit on investment is driven by the management and finance strategies employed to add value during the life of the investment, plus economic conditions prevailing throughout the period.	The price of listed private equity company stock reflects expectations of the value and performance of the management company, including, to some extent, its current funds and all future funds. Therefore, investments in the stock of listed private equity companies are influenced, in part, by the same factors as direct private equity investments. In addition, they are subject to market forces to a greater degree than a direct private equity investment. This is because all listed equity is affected to some extent by the general direction and volatility of the stock markets.
LIQUIDITY	Private Equity funds have specific investment (ramp-up) and withdrawal (draw-down) periods. Investors are paid back through distributions made as funds realize profits on investments. There is no established secondary market for unlisted private equity and it may be difficult to liquidate positions prior to the draw-down period.	Listed shares can be traded intraday on public exchanges. Liquidity depends on the secondary market.
ACCESS	Unlisted private equity funds usually require large minimum investments, and only qualified or select investors are eligible to invest.	Listed private equity stock allows investors to gain exposure to private equity companies with lower capital requirements and few restrictions. Investing in private equity company shares reduces the minimum investment unit to the price of a single share, and hence enhances accessibility.
PRICE TRANSPARENCY	Unlisted private equity funds are typically priced quarterly or semi-annually, and frequently the price is based on the purchase price of the constituents of the fund, unless further transactions cause it to be revalued.	Listed private equity stock is priced intraday as the market assigns a best-estimate equity value to the company, which is reflected by its market capitalization.
INVESTOR INFLUENCE	Direct private equity investors have the status of Limited Partners (LPs) of the fund and may be able to exert greater influence over investment policy than investors in listed private equity stock. For example, LPs must re-evaluate the private equity firm at the close of each fund to consider re-investing in new funds, and dissatisfaction among LPs may make it more difficult for the GP to raise capital for new funds	Shareholders of a listed private equity company may hold non-voting shares, and may have less influence on investment policy. In addition, even though a particular shareholder may exit by selling shares, from the company's perspective, the capital commitment was complete upon the public offering.

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Access. Convenience. Simplicity.
Exchange Traded Notes from Lehman Brothers

An investment in Opta ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable prospectus.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Opta ETNs (the "Notes") are unsecured obligations of Lehman Brothers Holdings Inc. and are not secured debt. The Notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Notes even if the value of the relevant index has increased. An investment in the Opta ETNs may not be suitable for all investors.

The Notes may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Notes you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Notes. Sales in the secondary market may result in significant losses.

Buying and selling Opta ETNs may result in brokerage commissions.

Investments such as Opta ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than Lehman Brothers Holdings Inc. and its affiliates, and accordingly make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. Lehman Brothers Inc. and/or its affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon. In addition, Lehman Brothers Inc., its affiliated companies, shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options, futures, or other derivative instruments based thereon. ©2008 Lehman Brothers Inc. All rights reserved. Member SIPC.

IRS Circular 230 Disclosure

Neither Lehman Brothers nor its employees provide tax advice. Any discussion of U.S. tax matters herein (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing, or recommending to another party any transaction or matter addressed herein.

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Opta℠ Exchange Traded Notes

RAW:AMEX

Opta Lehman Brothers Commodity Index Pure Beta Total Return ETN

FACT SHEET

DETAILS ABOUT RAW

Ticker	RAW
Intraday Indicative Value Ticker	RAW.IV
Bloomberg Index Ticker	LBPBTR
CUSIP Number	52522L731
Inception Date	February 20, 2008
Exchange	AMEX
Annualized Investor Fee	0.85%

MARKET DATA

AS OF N/A

Closing Price	N/A
Net Change	N/A
Percent Change	N/A
Average Volume	N/A
Market Capitalization	N/A

ISSUER REDEMPTION

Frequency	Daily
Redemption Value	Closing IIV*
Minimum Redemption Size	50,000 notes

*Closing IIV on Valuation Date

ISSUER DETAILS

Issuer Name	Lehman Brothers Holdings Inc.
S&P Rating	A+
Moody's Rating	A1
Fitch Rating	AA-

The Intraday Indicative Value at closing for any trading day (IIV) is meant to approximate the intrinsic economic value of an Opta ETN, and is the price at which the Issuer stands ready to repurchase the ETNs on a daily basis (subject to a minimum size requirement of 50,000 notes. Please see the relevant prospectus for details.) The ETN IIV is calculated as follows:

Intraday Indicative Value = Principal Amount per ETN * (Current Index Level/ Initial Index Level) * Fee Factor

Where:

Principal Amount per ETN = $50
Fee Factor = (1 – Annualized Fee) ^ (Number of Days since Inception/365)

The Opta ETNs are not rated, but rely on the credit rating of their Issuer, Lehman Brothers Holdings Inc. These credit ratings reflect the creditworthiness of Lehman Brothers Holdings Inc. and are not recommendations to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

The **Opta Lehman Brothers Commodity Index Pure Beta Total Return ETN** is a senior, unsecured debt security issued by Lehman Brothers Holdings Inc. The ETN tracks the Lehman Brothers Commodity Index Pure Beta Total Return, which covers energy, metals, agriculture, and livestock - the four main segments of the raw materials market. The index is designed to provide broad exposure to the commodities asset class, while potentially generating superior returns as compared to first-generation commodity indices. ETN returns are based on the performance of the index, less investor fees. The ETN will be available to investors on the American Stock Exchange (AMEX).

INDEX 5 YEAR PERFORMANCE[1]

— Lehman Brothers Commodity Index Pure Beta Total Return
— S&P 500 Index
— Lehman Aggregate Bond Index
Return (%)
250
200
150
100
50
Apr 2003
Jul
Oct
Jan 2004
Apr
Jul
Oct
Jan 2005
Apr
Jul
Oct
Jan 2006
Apr
Jul
Oct
Jan 2007
Apr
Jul
Oct
Jan

ANNUALIZED RETURNS

	Annualized Returns			Standard	Correlation
	1 Year	3 Year	5 Year	Deviation[3]	to LBPBTR[3]
Lehman Brothers Commodity Index Pure Beta Total Return (LBPBTR)	**43.35%**	**23.58%**	**26.55%**	**18.39%**	**100.00%**
Dow Jones-AIG Commodity Index Total Return	24.83%	15.37%	14.01%	14.18%	88.98%
S&P 500 Index Total Return	-5.56%	5.68%	12.12%	11.44%	-2.85%
Lehman Brothers U.S. Aggregate Index Total Return	7.03%	4.53%	4.51%	3.53%	-6.65%

[1]Source: Reuters Datascope Equities and Lehman Brothers Inc.
[2]All indices reflect Total Return, including reinvested dividends when applicable, except where otherwise stated in the index name.
[3]Based on total monthly returns annualized over a 5 year period.

As the Lehman Brothers Commodity Index Pure Beta Total Return was launched on October 10, 2007, the Index has little trading history, and limited actual historical information on the performance of the level of the Index is available. Historical performance information for the Lehman Brothers Commodity Index Pure Beta Total Return is based on (a) hypothetical daily historical levels for the Index from January 31, 2001, to October 10, 2007, calculated based on a level for the Index that was set to 100 on June 30, 2006 (to correspond to the initial levels of the general LBCI, which was set to 100 as of that date), and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the relevant Index Contracts, and (b) actual daily historical levels for the Index from October 10, 2007 to December 31, 2007. Neither the hypothetical nor actual historical levels of the Index are indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be. Fluctuations in the hypothetical or actual historical levels of the Index may be greater or less than fluctuations experienced by the holders of the notes.

An investment in an Opta ETN entails certain risks not associated with an investment in conventional debt securities. See "Risk Factors" in the Series I MTN prospectus supplement and the applicable ETN prospectus. In addition, the notes are subject to the further specific risks discussed in the applicable ETN prospectus.

Performance data quoted represents past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that the ETNs, when redeemed, or sold, or at maturity, may be worth more or less than their original cost. In addition to the annual fees, current performance may be lower or higher than the performance data quoted.

An investor should consider an ETN's investment objectives, risks, fees and expenses carefully before investing. You may get this information and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. Please read it carefully before making an investment.

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Please see important information on page 2.







Opta℠ Exchange Traded Notes

RAW:AMEX

Opta Lehman Brothers Commodity Index Pure Beta Total Return ETN

The Lehman Brothers Commodity Index Pure Beta Total Return is a diversified commodities index designed to track commodity "spot" returns. This second generation index may generate greater returns than first-generation commodity indices. The return of the index reflects the returns of the underlying commodities futures contracts (plus the return on invested cash).

The Lehman Brothers Commodity Index Pure Beta Total Return uses liquidity and open interest to select index constituents. This is because the most actively-traded futures contracts may best convey recent production patterns and expectations of future production levels, commodity consumption, and potential storage concerns. The index is passively managed; this means that index constituents are selected and weighted based on pre-determined rules. Unlike the majority of first-generation commodity indices, the Lehman Brothers Commodity Index Pure Beta Total Return attempts to select futures contracts that best reflect underlying commodity returns.

INDEX TOP HOLDINGS

Holding	Allocation
Crude Oil	37%
Copper	11%
Natural Gas	10%
Heating Oil	7%
Gasoline	7%
Aluminum	6%
Gold	5%
Soybeans	3%
Nickel	2%
Lean Hogs	2%

INDEX ALLOCATION

Energy	61%
Metals	27%
Agriculture	8%
Livestock	4%

Both Index Holdings and Sector Allocations are updated daily, and refer to the latest index rebalance.

Source: Lehman Brothers Inc.

Index holdings and sector allocations are subject to change in accordance with Lehman Brothers Commodity Index Pure Beta's published index weighting rules, and are rounded to the nearest whole number.

Important Information

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this free writing prospectus together with the pricing supplement dated February 14, 2008 and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Notes and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

Not FDIC Insured • No Bank Guarantee • May Lose Value

Provided by LEHMAN BROTHERS